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                                                                  Exhibit (a)(7)


                              QUANTUM CORPORATION
                    VOLUNTARY STOCK OPTION EXCHANGE PROGRAM
                         PROMISE TO GRANT STOCK OPTION

     In exchange for your agreement to cancel a stock option covering _______ shares of Quantum's common stock ("Old Option") granted by Quantum Corporation ("Quantum"), Quantum hereby promises to grant you a stock option covering _________ shares of Quantum's common stock on January 7, 2002 (the "New Option"), which is the same number of unexercised shares subject to the Old Option which you tendered for exchange and which was cancelled on July 5, 2001. The exercise price of the New Option will be the closing price of Quantum's common stock as listed on the New York Stock Exchange on January 4, 2002.

     The New Option will have the same vesting schedule as the corresponding Old Option you tendered for exchange. However, the vesting of the New Option will start over on the date of grant of the New Option. For example, and except as described below, if you elected to cancel an Old Option that was scheduled to vest monthly over four years, your New Option will be scheduled to vest monthly over four years from the date the New Option is granted. Because the vesting schedule for the New Option will not begin until the grant date of the New Option, you will lose the benefit of all vested shares under the Old Option that was cancelled. Upon the grant of the New Option, you will receive credit towards the New Option's vesting schedule for the approximately six-month period between July 5, 2001 and January 7, 2002. This will have the effect of shortening the date the New Option is scheduled to fully vest by approximately six months.

     For performance-accelerated options (PASOPs) only, the New Option will have the same vesting schedule as the corresponding Old Option you tendered for exchange. Upon the grant of the new PASOP, you will receive credit for vesting accrued prior to the cancellation of the old PASOP and you will receive credit for the approximately six-month period between July 5, 2001 and January 7, 2002. Therefore, for PASOPs only, you will not lose the benefit of shares that have vested under the Old Option that was cancelled.

     The New Option will otherwise be subject to the standard terms and conditions under Quantum's Supplemental Stock Option Plan (the "Plan"), a new option agreement between Quantum and you, and if you are an employee or resident in the U.K., a joint election whereby you agree to accept the transfer of the whole of the National Insurance liability related to the New Option.

     In order to receive the New Option, you must be an eligible employee of Quantum or one of our subsidiaries as of January 7, 2002. This promise to grant does not constitute a guarantee of employment with Quantum or any of our subsidiaries for any period. Your employment with Quantum or any of our subsidiaries remains "at-will" and can be terminated by either you or Quantum at any time, with or without cause or notice, subject to the provisions of local law. If you voluntarily terminate your employment with Quantum or any of our subsidiaries or if your employment is terminated by Quantum or any of our subsidiaries for any reason whatsoever before January 7, 2002, you will lose all rights you have to receive the New Option.
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     This Promise is subject to the terms and conditions of the Offer to
Exchange dated June 4, 2001, the memorandum from Michael Brown dated June 4, 2001, and the Election Form previously completed and submitted by you to Quantum, all of which are incorporated herein by reference. These documents reflect the entire agreement between you and Quantum with respect to this transaction. This Promise may only be amended by means of a writing signed by you and a duly authorized officer of Quantum.

QUANTUM CORPORATION


By:______________________________        Date:____________________, 2001